

MAIL STOP 3561

October 29, 2009

Mr. Frank J. Drohan, CEO
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

      Re: **Omagine, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                File No. 1-16419
                Filed on February 25, 2009

Dear Mr. Drohan:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Products, Services, …, page 6</u>

<u>Journey of Light</u>

<u>The Omagine Project</u>

1. We note the reference on page 30 of your Form 10-Q for the period ended June 30, 2009 to "the Company's obligation to capitalize the Project Company prior to the signing of the Development Agreement by paying the Company Capital Contribution." It is unclear if previous filings define the Company Capital Contribution. Please advise us what the Company Capital Contribution is, how much must be paid to whom, what consequences would arise if you fail to pay it, and where this obligation is memorialized. We may have further comment.

<u>Exhibits</u>

2. Please revise to include all exhibits as required by Item 15 of Form 10-K. As non-exclusive examples, you do not include articles of incorporation, the CCIC or SEDA agreements or any compensation agreements. Also, it is unclear why you do not file the agreement whereby your subsidiaries, Contact Sports and Ty-Breakers, were merged with and into the parent company on March 26, 2008. Similarly, it is unclear why you do not file the lease agreements as referenced on page 20, one of which appears to be with Contact Sports. Please revise or advise.

<u>Signatures, page 38</u>

3. We note that the signature page appears to provide only the signature of the directors on behalf of the registrant, and not in their own capacities. Please also provide the signatures that are required on behalf of the majority of the board of directors, as required by General Instruction D(2)(a) of Form 10-K.

<u>Closing comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez at (202) 551-3790, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
        FAX: (212) 930-9725